AMENDED OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING LIMITED PARTNERSHIP UNITS
OF
REEVES TELECOM LIMITED PARTNERSHIP
AND
ALL UNEXCHANGED SHARES OF COMMON STOCK
OF
REEVES TELECOM CORPORATION
(THE PARTNERSHIP’S PREDECESSOR)
BY
REEVES TELECOM ACQUISITION CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON FIRDAY, SEPTEMBER 22, 2006, UNLESS THE OFFER IS EXTENDED

September 7, 2006

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

In our capacity as Information Agent (the “Information Agent”), we are enclosing the material listed below relating to the offer by Reeves Telecom Acquisition Corp., a Delaware corporation (“RTAC”), and John S. Grace (together, the “Offerors”) to purchase (a) any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price of $1.50 per Unit, and (b) any and all shares of common stock (the “Shares”) of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended, at a purchase price of $1.50 per Share upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated September 7, 2006 (the “Amended Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Amended Offer to Purchase supersedes the original Offer to Purchase dated June 14, 2006.

The Offerors will purchase all Units and Shares validly tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer. Units and Shares not purchased for any reason will be returned at RTAC’s expense promptly after the expiration of the Offer. Holders whose certificates for such Units or Shares (the “Certificates”) are not immediately available or who cannot deliver their Certificates and all other required documents to Mellon Investor Services LLC (the “Depositary”) or complete the procedures for book-entry transfer prior to the expiration date must tender their Units or Shares according to the guaranteed delivery procedures set forth in Section 3 of the Amended Offer to Purchase.

The Offer is not conditioned upon any minimum number of Units or Shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the Amended Offer to Purchase.

We are asking you to contact your clients for whom you hold Units or Shares registered in your name (or in the name of your nominee) or who hold Units or Shares registered in their names. Please bring the Offer to their attention as promptly as possible. RTAC will, upon request, reimburse you for the reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

For your information and for forwarding to your clients, we are enclosing copies of the following documents:

1.	The Amended Offer to Purchase dated September 7, 2006.

2.
The Letter of Transmittal to tender Units and/or Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal (with manual signatures) may be used to tender Units and/or Shares.

3.	A letter to holders of Units and/or Shares from RTAC.

4.
The Notice of Guaranteed Delivery for Units and/or Shares to be used to accept the Offer if neither of the two procedures for tendering Units and/or Shares set forth in the Amended Offer to Purchase can be completed on a timely basis.

5.
A printed form of letter which may be sent to your clients for whose accounts you hold Units or Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

7.	A return envelope addressed to the Depositary.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON FRIDAY, SEPTEMBER 22, 2006, UNLESS THE OFFER IS EXTENDED.

Neither the Offerors nor any officer, director, stockholder, agent or other representative of the Offerors will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units or Shares pursuant to the Offer. RTAC will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. RTAC will pay or cause to be paid any transfer taxes payable on the transfer of Units or Shares to it, except as otherwise provided in the Instructions to the Letter of Transmittal.

In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Amended Offer to Purchase) or other required documents should be sent to the Depositary, and (ii) Certificates representing the tendered Units or Shares or a timely Book-Entry Confirmation (as defined in the Amended Offer to Purchase) should be delivered to the Depositary in accordance with the instructions set forth in the Offer.

If holders of Units and/or Shares wish to tender, but it is impracticable for them to forward their Certificates or other required documents or complete the procedures for book-entry transfer prior to the expiration date, a tender must be effected by following the guaranteed delivery procedures specified in Section 3 of the Amended Offer to Purchase.

Neither the Offerors, the Partnership, the Partnership’s general partner nor the Information Agent / Depositary makes any recommendation to any holder of Units or Shares as to whether to tender all or any Units and/or Shares or to refrain from tendering. Holders of Units and/or Shares must make their own decision as to whether to tender Units and/or Shares and, if so, how many Units and/or Shares to tender.

The Offer is being made to all holders of Units and/or Shares solely pursuant to the Amended Offer to Purchase and the related Letter of Transmittal. The Offer is not being made to (nor will any tender of Units or Shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Units and/or Shares therein would not be in compliance with the laws of such jurisdiction. However, the Offerors may, at their discretion, take such action as they may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Units and/or Shares in such jurisdiction.

Any inquiries you may have with respect to the Offer should be addressed to Mellon Investor Services LLC, the Information Agent for the Offer, at toll free 1-877-870-8964.

Requests for copies of the enclosed materials may be directed to the Information Agent at the above telephone number or the addresses on the back page of the Amended Offer to Purchase.

Very truly yours, MELLON INVESTOR SERVICES LLC

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of the Offerors, the Information Agent / Depositary or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the offer other than the enclosed documents and the statements contained therein.